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Exhibit 99.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)


                                  ANNOUNCEMENT


                         CSRC APPROVAL OF A SHARE ISSUE

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Reference is made to the Company's announcements dated 29 November 2006 and 5
December 2006 regarding the A Share Issue.

The Company is pleased to announce that the Company has received the formal written approval from the CSRC for the approval of the A Share Issue on 6 December 2006.

The Company will issue a further announcement once the final pricing and other terms of the A Share Issue have been determined.
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A SHARE ISSUE

Reference is made to the Company's announcements dated 29 November 2006 and 5 December 2006 regarding the A Share Issue.

The Company is pleased to announce that the Company has received the formal written approval from the CSRC for the approval of the A Share Issue on 6 December 2006.

The Company will issue a further announcement once the final pricing and other terms of the A Share Issue have been determined.

DEFINITIONS
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"A Share(s)"        the domestic invested share(s) of the Company with a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Issue"     the proposed issue and allotment of not more than
                    2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange

"ADSs"              American depositary shares, each representing 50 H Shares

"Company"           Guangshen Railway Company Limited, a joint stock limited
                    company incorporated in the PRC on 6 March 1996, the H
                    Shares and the ADSs of which are listed on the HKSE and the New York Stock Exchange, Inc., respectively

"CSRC"              China Securities Regulatory Commission

"H Shares"          the overseas listed foreign shares of the Company with a
                    nominal value of RMB1.00 each and listed on the HKSE

"HKSE"              The Stock Exchange of Hong Kong Limited

"Hong Kong"         the Hong Kong Special Administrative Region of the PRC

"Listing Rules"     the Rules Governing the Listing of Securities on HKSE

"PRC"               the People's Republic of China

"RMB"               Renminbi, the lawful currency of the PRC


                                             By Order of the Board
                                                 GUO XIANGDONG
                                               Company Secretary

Shenzhen, the PRC
6 December 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.